Acquisition of HomeTown Bankshares Corporation October 1, 2018 “Welcome To Hometown Banking” Exhibit 99.2

Forward-Looking Statements Statements made in this presentation, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this presentation and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of American National Bankshares Inc. (“AMNB” or “American National”) and HomeTown Bankshares Corporation (“HMTA” or “HomeTown”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of American National and HomeTown and the resulting company, include but are not limited to: (1) the businesses of American National and/or HomeTown may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System; (7) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies’ respective market areas; (8) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (9) accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by American National and HomeTown with the Securities and Exchange Commission (the “SEC”). American National and HomeTown undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Merger In connection with the proposed merger, American National will file with the SEC a registration statement on Form S-4 to register the shares of American National common stock to be issued to the shareholders of HomeTown. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of American National and HomeTown seeking their approval of the merger. In addition, each of American National and HomeTown may file other relevant documents concerning the proposed merger with the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN NATIONAL, HOMETOWN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus, when they become available, also may be obtained by directing a request by telephone or mail to American National Bankshares Inc., 628 Main Street, Danville, Virginia 24541, Attention: Investor Relations (telephone: (434) 792-5111) or HomeTown Bankshares Corporation, 202 South Jefferson Street, Roanoke, Virginia 24011, Attention: Investor Relations (telephone: (540) 345-6000) or by accessing American National’s website at www.amnb.com under “Investors – Financial Documents – Documents/Filings” or HomeTown’s website at www.hometownbank.com under “Investors – Investor Relations – SEC Filings.” The information on American National’s and HomeTown’s websites is not, and shall not be deemed to be, a part of this presentation or incorporated into other filings either company makes with the SEC. American National, HomeTown and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of American National and HomeTown in connection with the merger. Information about the directors and executive officers of American National is set forth in the proxy statement for American National’s 2018 annual meeting of shareholders filed with the SEC on April 12, 2018. Information about the directors and executive officers of HomeTown is set forth in the proxy statement for HomeTown’s 2018 annual meeting of shareholders filed with the SEC on April 5, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Transaction Rationale

Acquisition Highlights and Strategic Rationale

Strategically Important

- Roanoke focus
  - Significant small business lending opportunity
  - Leverages experienced lending teams operating in market
  - Attractive core deposit base
- Prominent pro forma market position
  - #1 community bank rank in Roanoke by deposit market share(1)
  - #4 overall rank in the MSA
- Increases scale to approximately $2.5 billion in assets

Low Risk Opportunity

- In-market transaction with meaningful branch overlap
- Similar cultures
- Extensive due diligence review with a conservative credit approach
  - ~74% of total loan portfolio reviewed

Financially Attractive

- Significant EPS accretion
- Manageable dilution to tangible book value, earned back in ~3.3 years(2)
- Estimated IRR in excess of 20%
- Pro forma regulatory capital ratios remain above "well capitalized"(2)
- Enhances ROAA and ROATCE

American National Bankshares Inc.

+

HomeTown Bankshares Corporation

Source: SNL Financial; Deposit market share data as of 6/30/2018

(1) Community bank defined as less than $20 billion in assets

(2) Includes one-time merger related expenses

4

Summary of Transaction Terms Target: HomeTown Bankshares Corporation Form of Consideration: 100% AMNB common stock Options: Each HMTA Option shall be converted into an option to acquire the equivalent number of shares of AMNB Common Stock Fixed Exchange Ratio: 0.415x Implied Price Per Share(1): $16.23 per share - Price / Tangible Book Value per Share: 182% Transaction Value(1)(2): $95.6 million Pro Forma Ownership(3): ~ 78% AMNB / 22% HMTA Management: HomeTown President & CEO Susan Still to be President of Virginia Banking until her retirement in 2019 Termination Fee: $4.0 million Board Matters: Pro rata American National corporate Board representation to be filled by 3 active HomeTown Bank Board directors Creation of a new Transition Board for a period of two years consisting of directors of HomeTown Bankshares Corporation and HomeTown Bank (except those chosen to serve on the American National corporate Board) Required Approvals: Approvals of both AMNB and HMTA shareholders; customary regulatory approvals Anticipated Closing: Q1 2019 Based on AMNB’s stock price of $39.11 as of 10/1/2018 Based on 5,811,483 HMTA common shares outstanding (inclusive of 42,495 unvested Restricted Stock Awards) and 137,200 options outstanding (to be rolled over), with a weighted average strike price of $7.08, and utilizing the fixed exchange ratio of 0.415x Based on (i) 8,714,431 AMNB common shares outstanding and (ii) 5,811,483 HMTA common shares outstanding (inclusive of 42,495 unvested Restricted Stock Awards) and 137,200 options outstanding (to be rolled over), with a weighted average strike price of $7.08 as of 6/30/18, utilizing the fixed exchange ratio

STRENGTHENED ROANOKE PRESENCE

Prominent Pro Forma Position in Roanoke


Total Franchise:
AMNB (24)
HMTA (6)
Botetourt
Craig
Salem
Roanoke County
Roanoke
Giles
Montgomery
Radford
Pulaski
Floyd
Franklin County
81
81

- ***Market Overlap:*** 2 traditional HMTA branches, or 33%, are within 1 mile of an existing AMNB branch

Deposit Market Share – Roanoke MSA

Rank	Community Bank Rank[(1)]	Institution (ST)	Branches	Deposits in Market ($mm)	Market Share (%)
1		Wells Fargo & Co. (CA)	11	1,789	24.8
2		SunTrust Banks Inc. (GA)	13	1,386	19.2
3		BB&T Corp. (NC)	10	879	12.2
		Pro Forma	9	593	8.2
4	1	Carter Bank & Trust (VA)	15	569	7.9
5		Pinnacle Financial Partners (TN)	8	528	7.3
6	2	HomeTown Bankshares Corp. (VA)	5	375	5.2
7	3	Union Bkshs Corp (VA)	7	371	5.1
8	4	Bank of Botetourt (VA)	9	301	4.2
9		First Citizens BancShares Inc. (NC)	7	285	3.9
10	5	HomeTrust Bancshares Inc. (NC)	6	225	3.1
11	6	American National Bankshares (VA)	4	219	3.0
Total (1-10)			91	6,707	92.9
Totals (1-18)			112	7,224	100.0

Roanoke MSA / New River Valley Highlights

- Roanoke MSA is the largest metropolitan area in Western VA
  - Total Businesses: 13,288 operating in the Roanoke MSA, including 14 Fortune 500 companies
- New River Valley[(2)] is a regional center for economic growth
  - Projected Median HHI Growth[(3)]: 10.2% (compared to VA growth of 7.9%)
  - Total Deposits: ~$3.3 billion
  - Total Population: ~184,000
- Combined, the Roanoke MSA and New River Valley have ~$10.5 billion in deposits and a population of ~500,000

Source: SNL Financial
Note: Deposit data as of 6/30/2018
(1) Community bank defined as less than $20 billion in assets
(2) New River Valley consists of the following counties and cities: Montgomery, Pulaski, Floyd, Giles, Radford
(3) HHI Growth timeframe of 2019Y to 2024Y and is deposit weighted by counties and cities

6

HomeTown Financial Snapshot Current Loan Composition Overview of HomeTown Source: SNL Financial as of the most recent period Note: Capital ratios per HomeTown Bank regulatory filings as of 6/30/2018; Loan data per GAAP filings as of 6/30/2018 Note: Core deposits defined as total deposits less total time deposits Historical Asset Quality Profile Loan / Deposits: 95.9% MRQ Yield on Loans: 4.46% Core Deposits ($mm)

Comprehensive Due Diligence Due Diligence Summary Deep and experienced credit review team Reviewed individual loan files for 74.4% of outstanding loan balance Reviewed 100% of substandard or worse risk grade loans Reviewed 79.7% of commercial loans Reviewed 98.7% of loans with account level between $1 million and $4.99 million Reviewed underwriting policies and procedures Modeled a credit mark of $11.0 million or 2.4% of the loan portfolio

One-Time Merger Expenses: $12.1 million (after-tax) DP Contract Termination Costs: $5.5 million Cost Savings Approx. 40% of HMTA’s estimated noninterest expense 80% realization in 2019 and 100% realization thereafter Fair Value Marks Credit Mark: $11.0 million, equal to 2.4% of HomeTown’s loan portfolio Core Deposit Intangible Core deposit intangible of 2.25% ($6.2 million) on non-time deposits, amortized over 10 years, sum-of-the-years digits Marginal effective tax rate: 21% Estimated Closing Q1 2019 Transaction Assumptions Summary of Assumptions

Summary of Financial Impact ~11% EPS accretion expected in the first year following the completion of the Merger Manageable single-digit dilution to tangible book value per share at closing, earned back in ~3.3 years(1) Estimated IRR in excess of 20% Pro forma C&D and CRE concentrations remain below regulatory recommended thresholds Pro forma capital ratios are expected to remain well in excess of minimums at close Attractive Returns and Impacts Crossover method As of 6/30/2018 Estimated pro forma capital ratios at close Pro Forma Capital Ratios

40 85 95 64 81 77 Our Pro Forma Company AMNB (24) HMTA (6) Source: SNL Financial as of the most recent period Financial data as of 6/30/2018; Excludes purchase accounting adjustments Market cap calculated using AMNB’s price of $39.11 as of 10/1/2018 Pro Forma Footprint Pro Forma Snapshot(1) Market Overlap: 2 traditional HMTA branches, or 33%, are within 1 mile of an existing AMNB branch Virginia Banking Headquarters – Roanoke, VA North Carolina Banking Headquarters – Greensboro, NC Corporate Headquarters – Danville, VA

Welcome to Roanoke, Virginia